FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“A Life Sciences Company”

For Immediate Release:

May 16, 2005

Forbes Medi-Tech announces Financial Results for the Quarter ended March 31, 2005

~Increased Plant Capacity Supports 45% Revenue Increase~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) today announced its financial results for the three months ended March 31, 2005.  Comparative period for these statements is the three months ended March 31, 2004. All amounts are in Canadian Dollars unless otherwise noted.

First Quarter 2005 Highlights

•

Reported total revenue of $4.72 million for the quarter ended March 31, 2005 compared with $3.26 million for same period last year

•

Reported net loss of $0.07 per share for the quarter ended March 31, 2005 compared with a net loss per share of $0.06 for same period last year

•

Announced revenue guidance of CDN$21 to $22 million for fiscal 2005

•

Commenced a 90-day toxicity study for Forbes’ cholesterol-lowering drug, FM-VP4

•

Received an opinion of substantial equivalence from European regulatory authorities allowing Forbes to market its cholesterol-lowering ingredient, Reducol™, in a variety of approved food groups

•

Commenced sterol shipments under a three-year US$24.4 million agreement between Forbes’ manufacturing joint venture, Phyto-Source LP, and a leading multinational ingredient company

“Achieving our milestones in Phytosterol sales and plant expansion has provided solid growth in our cholesterol-lowering ingredient business”, says Charles Butt, President and CEO of Forbes Medi-Tech Inc.  “Our value-added approach with the Reducol™ brand name has started to take effect with recent and forthcoming product launches in Europe. Additionally, our drug development program continues to progress as we move towards the initiation of a US Phase II trial of our cholesterol-lowering drug, FM-VP4.”

Marketing & Sales

The Company’s cholesterol-lowering, clinically supported and branded ingredient, Reducol™ is a key component for product launches scheduled in Europe for 2005. The first European launch occurred recently with Kesko of Finland for a cholesterol-lowering yogurt, sold under the “Pirkka” premium brand name. The yogurt is the first in a series of scheduled product launches planned for later this year with Kesko through their extensive product distribution to over 1,000 stores and subsequent marketing programs with reach to virtually every household in Finland. Announcements will be made in the event that additional product launches occur with Kesko or other major organizations.

Revenue Outlook

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company maintains its revenue guidance for 2005 for total revenue of $21 to 22 million (20% increase over actual 2004).  With the recent product launch and discussions with companies regarding possible new contracts, the Company will update its revenue guidance throughout the year.

Drug Development

The Company’s lead drug candidate for cholesterol reduction, FM-VP4, has been tested in a European proof of concept study that demonstrated its excellent safety profile and its ability to lower cholesterol. We have optimized the design of the upcoming US Phase II trial to incorporate the knowledge gathered from the European study to help FM-VP4 demonstrate its true potential as a cholesterol-lowering drug. Enhancements are planned for the dosing regime, length of trial and patient population with an end target of 15% reduction in LDL-cholesterol. Future steps in the drug’s clinical evolution include the completion of the toxicity study and the subsequent filing of an investigational new drug application. Once the FDA has reviewed and accepted the application, the Company will be able to begin patient enrollment procedures.

Financial Results

The following table summarizes the Company’s results of operations for the periods ended March 31, 2005 and March 31, 2004.

Summary: (‘000’s Cdn$ except per share values) (unaudited)	1st Qrtr. ended March 31-05	1st Qrtr. ended March 31-04

Revenues	$4,723	$3,262
Expenses	(6,676)	(4,998)
Income taxes	(511)	-
Net loss	($2,464)	($1,736)
Net loss per common share, basic and diluted	($0.07)	($0.06)

Net loss - For the quarter ended March 31, 2005, the Company reported a net loss of $2.5 million ($0.07 per share) compared with a loss of $1.7 million ($0.06 per share) for the quarter ended March 31, 2004.  The increase in net loss is primarily due to the increase in R&D expenditures associated with the toxicity study and US based Phase II clinical work on FM-VP4 and ongoing research projects on Forbes’ Library of Compounds.

Revenues - For the quarter ended March 31, 2005, totaled $4.7 million compared with $3.3 million for the same quarter in the prior year.  Phytosterol revenues, including direct sales of phytosterol products and the amortization of license fees, made up the majority of the Company’s revenue. The increase in revenue is primarily due to the expanded Phyto-Source manufacturing plant’s ability to ship an increase in volume of phytosterol ingredients and the change in production mix of branded versus non-branded ingredients.

Liquidity & Capital Resources

Cash, cash equivalents and working capital - For the quarter ended March 31, 2005, the Company’s net cash and cash equivalents were $14.2 million ($9.2 million at March 31, 2004) compared with $9.2 million as at December 31, 2004.  Forbes’ working capital at March 31, 2005 was $13.3 million ($19.7 million at March 31, 2004) compared with $15.1 million at December 31, 2004.

Operations - For the quarter ended March 31, 2005, the Company used $0.1 million of cash in operations compared with $1.1 million of cash used in the quarter ended March 31, 2004.  Net cash of $0.1 million used in operations for the first quarter of 2005 was primarily a result of decreases in receivable balances offsetting operating losses compared with cash used in the first quarter of 2004 which resulted from increases in receivables and inventories.

Investing activities - For the quarter ended March 31, 2005, provided $5.9 million of cash compared with $8.8 million of cash used in the first quarter ended March 31, 2004.  Forbes transferred $6.0 million from short-term investments during the first quarter of 2005. In the first quarter of 2004, the Company transferred $9.6 million into short-term investments which was offset by the receipt of the balance of proceeds of $1.2 million on the divestiture of the AD/ADD technology.

Financing activities - For the quarter ended March 31, 2005, the Company used $0.8 million of cash compared with $14.6 million of cash provided in the first quarter ended March 31, 2004.  The use of funds in the first quarter ending March 31, 2005 was mainly due to the repayment by Phyto-Source of funds previously drawn under the revolving line of credit.

Expenses

Summary	1st Qrtr. ended March 31-05	1st Qrtr. ended March 31-04
Cost of sales, marketing & product development	$2,549	$1,993
Research & development	2,000	867
General & administrative	1,189	751
Stock-based compensation expense	453	1,033
Depreciation & amortization	485	354
Total expenses	$ 6,676	$4,998

Cost of sales, marketing and development - For the quarter ended March 31, 2005, totaled $2.5 million on phytosterol revenues of $4.6 million, or 55% of phytosterol revenues, versus $2.0 million on phytosterol revenues of $3.2 million for the three months ended March 31, 2004, or 63% of phytosterol revenues. The decrease in Cost of Sales as a percentage of phytosterol revenues can be attributed to improvements in production efficiencies and change in production mix. The percentage may continue to fluctuate over time due both to variations in the amount of branded versus non-branded phytosterols sold and to increases in marketing efforts.

Research and development - For the quarter ended March 31, 2005 totaled $2.0 million compared with $0.9 million for the same period in 2004.   R&D expenditures increased significantly in the first quarter of 2005 as core research projects are progressed, toxicity studies and US based Phase II clinical work on FM-VP4 continues, and work on Forbes’ Library of Compounds is continued. Increases in R&D expenditures are expected to continue through 2005.

General and administrative (G&A) - For the quarter ended March 31, 2005, totaled $1.2 million for the quarter ended March 31, 2005 vs. $0.8 million for the first quarter 2004. Increases in G&A are related to increased staffing levels and increased expenditures in legal and professional fees related to enhanced financial disclosure requirements. In addition, for the period ended March 31, 2004, Forbes recorded a foreign exchange gain of $0.4 million.

Depreciation and amortization - For the quarter ended March 31, 2005 totaled $0.5 million compared with $0.4 million for the three months ended March 31, 2004.  Depreciation for the first quarter 2005 includes primarily depreciation of the assets at Forbes’ joint venture manufacturing facility near Houston, Texas.

Stock based compensation expense - For the quarter ended March 31, 2005 totaled $0.5 million for the first quarter of 2005 compared with $1.0 million in the same period last year.  Of the $0.5 million of stock-based compensation expense, $0.5 million relates to employee option grants, compared to $0.3 million relating to employee and $0.7 million to non-employee option grants in the first quarter of 2004.

Conference Call

Due to the recently held “year-end” conference call and the upcoming Annual General Meeting of Shareholders (AGM), the Company will not be hosting a conference call for this quarter’s financial statements. Please contact Forbes for any additional information. Forbes will hold its 2005 (AGM) at Vancouver's Four Seasons Hotel, 791 West Georgia Street, on Wednesday, May 18, 2005 at 2:00pm PT.

First Quarter Ended March 31, 2005 Report

This news release includes by reference the Company’s unaudited financial statements for the first quarter ended March 31, 2005, including the full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	David Goold CFO Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company’s business and projected sales volumes, revenues, capital, research and development, products, and other information in future periods. Forward-looking statements can be identified by forward-looking words such as “forthcoming”, “toward”, “scheduled”, “planned”, “later”, “this year”, “revenue guidance”, “expected”, “future”, “outlook”, “forecasted”, “new”, “projected”, “further”, “in the event that”, “continues”, “would allow”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could”, “would” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the need for performance by buyers of products and by the Company’s strategic partners; the need to secure new sales contracts; the need to secure raw materials at competitive prices; uncertainty as to whether future clinical trials will be undertaken or completed as planned, and if undertaken or completed, the risk that such trials may not achieve expected results; uncertainty as to whether the Company’s anticipated sales volumes, revenues, and expenditure levels will be achieved as currently anticipated or at all; the risk of technical obsolescence; the need for regulatory approvals, including the need for FDA approval prior to commencing the planned US Phase II clinical trial, which may be withdrawn or not be obtained in a timely manner or at all, or which may be withdrawn; intellectual property risks; marketing/manufacturing risks; partnership/strategic alliance risks and in particular, the Company’s dependency on its manufacturing joint venture partner, Chusei (U.S.A.) Inc.; product liability risk; the effect of competition; the uncertainty of the size and existence of a market opportunity for, and of market acceptance of, the Company’s and its customers’ products; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; the need to attract and retain key personnel; risks inherent in research and development; and other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectation of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

(unaudited)

	March 31 2005	December 31 2004

ASSETS

Current Assets
Cash and cash equivalents	$ 14,236	$ 9,229
Short-term investments	–	6,018
Accounts receivable	1,123	3,530
Inventories	1,065	708
Prepaid expenses and deposits	531	192
	16,955	19,677

Property, plant and equipment	12,813	12,989
Intangible and other assets	5,787	5,923
	$ 35,555	$ 38,589

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 2,767	$ 2,855
Deferred revenues	113	344
Current portion of long-term debt	770	1,405
	3,650	4,604

Long-term liabilities
Long-term debt	580	763
Tenure allowance	825	765
	5,055	6,132

Shareholders’ equity
Common Shares	$ 94,327	$ 94,223
Contributed surplus	4,574	4,171
Deficit	(68,401)	(65,937)
	30,500	32,457
	$ 35,555	$ 38,589

Approved on Behalf of the Board:

“Nitin Kaushal”	“Percy Skuy”
Director –	Director –

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended
	March 31 2005	March 31 2004

REVENUES
Sales	$ 4,598	$ 3,132
Licensing	37	38
Phytosterol revenues	4,635	3,170
Interest and other	88	92
	4,723	3,262

EXPENSES
Cost of sales, marketing and product development	2,549	1,993
General and administrative	1,189	751
Research and development	2,000	867
Stock-based compensation expense	453	1,033
Depreciation and amortization	485	354
	6,676	4,998

Loss for the period before taxes	$ (1,953)	$ (1,736)

Provision for income taxes	511	–
Net loss for the period	$ (2,464)	$ (1,736)

Deficit, beginning of period	(65,937)	(57,923)

Deficit, end of period	$ (68,401)	$ (59,659)

Basic and diluted loss per share	$ (0.07)	$ (0.06)

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

(unaudited)

	Three months ended
	March 31 2005	March 31 2004
OPERATIONS
Net loss for the period	$ (2,464)	$ (1,736)
Adjustment to reconcile loss to cash flow provided by (used in) operations:
Depreciation and amortization	485	354
Amortization of deferred license revenues	(38)	(38)
Loss on disposal of fixed assets	(3)	2
Stock-based compensation expense	453	1,033
Foreign exchange translation	4	1
Changes in operating assets and liabilities:
Accounts receivable	2,407	(119)
Inventories	(357)	(77)
Prepaid expenses and deposits	(346)	(299)
Accounts payable and accrued liabilities	(89)	(192)
Deferred revenues	(193)	-
Tenure allowance asset	20	(46)
	(121)	(1,117)
INVESTMENTS
Acquisition of property, plant & equipment	(123)	(523)
Proceeds on disposal of pilot plant	-	26
Proceeds on disposal of fixed assets	3	-
Proceeds on divestiture of AD/ADD technology	-	1,230
Short-term investments	6,018	(9,553)
	5,898	(8,820)
FINANCING
Issuance of common shares	54	1,221
Issuance of preferred shares	-	12,910
Repayment of capital lease obligations	(33)	(3)
Repayment of notes payable	(39)	(37)
Repayment of term loan	(150)	(162)
Increase in line of credit	–	664
Repayment of line of credit	(602)	–
	(770)	14,593
Increase in cash and cash equivalents	5,007	4,656
Cash and cash equivalents, beginning of period	9,229	4,512
Cash and cash equivalents, end of period	$ 14,236	$ 9,168
Supplementary cash flow information:
Interest paid	$ 32	$ 42
Taxes paid	157	–
Non-cash financing activities:
Transfer from contributed surplus for options exercised	50	300